Oragenics, Inc.

9015 Town Center Parkway, Suite 143

Lakewood Ranch, FL 34202

March 19, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn: Lauren Hamill, Division of Corporation Finance

Re:	Oragenics, Inc. (the “Company”)
Registration Statement on Form S-3/A
File No. 333-292880
Request for Acceleration

Dear Ms. Hamill:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above referenced Registration Statement on Form S-3/A be accelerated so that it will be declared effective at 4:00 p.m., Eastern Time, on March 20, 2026, or as soon thereafter as is practicable.

Once the Registration Statement has been declared effective, please confirm that event with our counsel, Julio Esquivel, of Shumaker, Loop & Kendrick, LLP, at (813) 227-2325.

Very truly yours,

By:	/s/Janet Huffman
Name:	Janet Huffman
Title:	Chief Executive Officer

c: Julio C. Esquivel, Shumaker, Loop & Kendrick, LLP